THIRD QUARTER REPORT 2015

SANDSTORM
GOLD

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED SEPTEMBER 30, 2015

This management's discussion and analysis ("MD&A") for Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") should be read in conjunction with the unaudited condensed consolidated interim financial statements of Sandstorm for the three and nine months ended September 30, 2015 and related notes thereto which have been prepared in accordance with International Accounting Standards ("IAS") 34: Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Readers are encouraged to consult the Company's audited consolidated financial statements for the year ended December 31, 2014 and the corresponding notes to the financial statements which are available on SEDAR at www.sedar.com. The information contained within this MD&A is current to November 12, 2015 and all figures are stated in U.S. dollars unless otherwise noted.

— COMPANY HIGHLIGHTS

↙ OPERATING RESULTS

Attributable Gold Equivalent ounces sold, for the three months and nine months ended September 30, 2015 were 10,834 ounces and 36,195 ounces, respectively, compared with 12,282 ounces and 34,397 ounces for the comparable periods in 2014.

Revenue for the three and nine months ended September 30, 2015 was $12.1 million and $42.8 million, respectively, compared with $15.6 million and $44.0 million for the comparable periods in 2014.

Operating cash flows for the three and nine months ended September 30, 2015 were $8.2 million and $25.8 million, respectively, compared with $10.0 million and $26.4 million for the comparable periods in 2014.

Average cash costs for the three and nine months ended September 30, 2015 of $307[1] and $311[1] per Attributable Gold Equivalent ounce, respectively, compared with $308[1] and $325[1] per Attributable Gold Equivalent ounce for the comparable periods in 2014.

↙ YAMANA TRANSACTION

On October 27, 2015, the Company entered into three agreements with Yamana Gold Inc. that included commodity streams from up to five of Yamana's mining projects. For consideration of $152 million in cash and 15 million warrants of the Company, Sandstorm received a multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an early deposit gold stream on Agua Rica. The transaction provides:

↪ Imminent Cash Flow: New silver and copper streams are expected to contribute $10 million of cash flow annually starting in 2016, increasing to $20 million annually by 2019 representing a 55% increase in the Company's 2019 forecasted cash flow;

↪ Asset Diversification: Multi-asset silver stream that includes production from Chapada, Minera Florida and Cerro Moro, a copper stream on Chapada, and an Early Deposit Gold Stream on Agua Rica;

↪ Downside Protection: 24-month silver stream backstop from the El Peñon mine if Cerro Moro does not reach production by 2019 and an additional backstop from the Chapada mine under certain conditions;

↪ Asset Quality: The projects underlying the transaction are low cost, economically robust assets with significant exploration upside;

↪ Improved Counterparty Profile: Approximately 90% of Sandstorm's cash flow to come from majors, mid-tiers and debt-free junior mining companies by 2019; and

↪ Precious Metal Focus: Precious metals and diamonds to contribute over 80% of the Company's cash flow by 2019.

↙ FINANCING

On October 26, 2015, the Company amended its revolving credit agreement, to allow the Company to borrow up to $110 million for acquisition purposes. As part the Yamana transaction, the Company fully drew on the $110 million in available credit.

On November 3, 2015, the Company completed an equity financing for aggregate gross proceeds of $28.8 million. Upon closing of the equity financing, the majority of the net proceeds were used to reduce the balance of the Company's revolving credit facility.

1 Refer to section on non-IFRS measures of this MD&A.

— OVERVIEW

Sandstorm is a growth-focused company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams" or "Silver Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per ounce, a percentage of a mine's gold, silver, or other commodity ("Gold Equivalent") production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Gold Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 76 Gold Streams and net smelter returns royalties ("NSR"s), of which 16 of the underlying mines are producing.

— OUTLOOK

Based on the Company's existing Gold Streams and NSRs, attributable Gold Equivalent production (individually and collectively referred to as "Attributable Gold Equivalent") for 2015 is forecasted to be between 43,000 – 46,000 Attributable Gold Equivalent ounces. The Company is forecasting Attributable Gold Equivalent production of approximately 65,000 ounces per annum by 2019.

— KEY PRODUCING ASSETS

Yamana Silver Stream   YAMANA GOLD INC. ↘

On October 27, 2015, the Company acquired a Silver Stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

In acquiring the Yamana Silver Steam, the Chapada copper stream (refer to Chapada copper stream section) and a potential gold stream on the Agua Rica project, the Company agreed to upfront consideration consisting of a cash payment of $152 million, of which $4 million is payable in April 2016, and 15 million Sandstorm warrants. The warrants have a 5 year term, a strike price of $3.50 per Sandstorm common share and are exercisable upon achievement of specific milestones with respect to the construction of the Cerro Moro mine.

Silver deliveries

Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from:

   i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

   ii.   the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

Downside protection

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

About Cerro Moro

The Cerro Moro project is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains a number of high grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods. In February 2015, Yamana announced that it would proceed with the construction of the Cerro Moro mine. The current plan indicates average annual production in the first three years of 135,000 ounces of gold and 6.7 million ounces of silver, with the life of mine annual production averaging approximately 102,000 ounces of gold and 5 million ounces of silver at a throughput of 1,000 tonnes per day.

The procurement of long lead items is underway and Yamana anticipates that construction on Cerro Moro will begin in 2016.

Chapada Copper Stream   YAMANA GOLD INC. ↘

On October 27, 2015, the Company acquired a copper Stream on Yamana's open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás state, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii. 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii. 1.5% of the copper produced thereafter, for the life of the mine.

Downside protection

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.

About Chapada

Chapada has been in production since 2007 and is a relatively low-cost operation. The ore is treated through a flotation plant with capacity of 22 million tonnes per annum. Yamana has benefitted from significant discoveries at Chapada in the past and expects to complete 10,000 metres of exploration drilling and 12,000 metres of infill drilling over the course of 2015.

Diavik Diamond Royalty

RIO TINTO PLC ↘

During the nine months ended September 30, 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

For consideration the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the previous owner of the 1% royalty). The warrants have a 5 year term, a strike price of $4.50 per Sandstorm common share and will be exercisable following initial production from the Diavik Mine's A21 pipe.

The Diavik Mine is Canada's largest diamond mine. The mine began producing diamonds in January 2003, and has since produced more than 90 million carats from three kimberlite pipes (A154 South, A154 North, and A418). Rio Tinto recently approved the development of open pit mining from a fourth pipe (A21) which is targeted for production in 2018.

Black Fox Gold Stream

PRIMERO MINING CORP. ↘

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from Primero Mining Corp.'s ("Primero") open pit and underground Black Fox mine, located in Ontario, Canada (the "Black Fox Mine"), and 6.3% of the life of mine gold produced from Primero's Black Fox Extension, which includes a portion of Primero's Pike River concessions, for a per ounce cash payment equal to the lesser of $518 and the then prevailing market price of gold.

The Black Fox Mine began operating as an open pit mine and in 2010, development of an underground mine began. Both open pit and underground operations are now running concurrently, feeding the 2,200 tonne-per-day mill.

Current activities at the Black Fox Mine include:

↳ Based on its exploration activities to date, Primero expects to replace its estimated full-year production with the results of exploration drilling. Additionally, the Company has approved $6.1 million in capital expenditures to advance a ramp to access the deep central zone at the Black Fox Mine.

↳ Recent drilling by Primero has discovered the Froome zone, which is located approximately 1 kilometer east of the current Black Fox open pit. The zone continues to be a priority for surface exploration through the remainder of 2015 and 2016.

Santa Elena Gold Stream FIRST MAJESTIC SILVER CORP. ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.'s ("First Majestic") open-pit and underground Santa Elena mine, located in Mexico (the "Santa Elena Mine"), for a per ounce cash payment equal to the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm, at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014.

Current activities at the Santa Elena Mine include:

↳ First Majestic recently closed its previously announced transaction whereby it acquired SilverCrest Mines Inc.

↳ A pre-feasibility study and open pit resource update was recently filed, showing 8 years of silver and gold production at the Santa Elena Mine.

Aurizona Gold Royalty LUNA GOLD CORP. ↘

The Company has a 3% – 5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 200,000 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

Sandstorm holds a right of first refusal on any future streams or royalties on the Aurizona project and greenfields.

Restructuring

On June 30, 2015, the Company restructured its previously existing Gold Stream and loan agreement with Luna (the "Restructuring"). Under the terms of the Restructuring, the Gold Stream was terminated and replaced by two NSRs (described above) and a convertible debenture.

The convertible debenture is a $30 million instrument bearing interest at a rate of 5% per annum (the "Debenture"). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert the principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna. The quantum of shares upon conversion will be dependent on a 20 day volume weighted average price ("VWAP") and if the VWAP is less than C$0.10 per share, the shares will be deemed to have been issued at C$0.10 per share.

Under the loan amendment, the maturity date of the existing $20 million Luna loan was extended from June 30, 2017 to June 30, 2021, and the interest rate was revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum.

Under the terms of the Restructuring and until September 30, 2015, Sandstorm continued to purchase 17% of the gold that results from the processing of the remaining stockpile from the Aurizona Mine for a per ounce cash payment equal to the lesser of $408 and the then prevailing market price of gold.

The Company recognized a gain of $3.7 million arising from the difference between the fair value of the Debenture and two NSRs and the carrying value of the Aurizona mineral interest.

Current activities at the Aurizona Mine include:

↳ Luna has initiated a pre-feasibility study for the restart of the Aurizona Mine and finalized preparations to place the processing plant into care and maintenance following the processing of the stockpiled ore.

↳ As part of the Restructuring, Luna completed a $30 million financing with Pacific Road Resources Funds. Concurrently with closing of the Luna Restructuring, Luna repaid and settled its debt facility with Société Générale and Mizuho Corporate Bank. Luna expects to use the remainder of the proceeds from the Luna Restructuring to commence an infill drilling program, prepare engineering studies and submit updated permits at its Aurizona project and for general working capital and corporate purposes.

Bachelor Lake Gold Stream   METANOR RESOURCES INC ↘

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from Metanor Resources Inc.'s ("Metanor") Bachelor Lake gold mine located in Quebec, Canada (the "Bachelor Lake Mine"), for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold.

Bachelor Lake Mine is a long hole mining operation with an operating mill and surface infrastructure, which began production in early 2013.

Current activities at the Bachelor Lake Mine include:

↳ Metanor recently released positive drill results from its exploration activities at the Bachelor Lake Mine and the newly discovered south zone. For more information refer to www.metanor.ca.

Bracemac-McLeod Royalty   GLENCORE XSTRATA PLC ↘

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod development property located in Matagami, Quebec, Canada ("Bracemac-McLeod" or the "Bracemac-McLeod Mine") which is owned and operated by a subsidiary of Glencore Xstrata plc ("Glencore").

The Bracemac-McLeod Mine is a high grade volcanogenic massive sulphide deposit located in the historical and prolific mining district of Matagami, Quebec. Continuous mining and milling operations have been active in the Matagami district for almost fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Ming Gold Stream   RAMBLER METALS & MINING PLC ↘

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC's ("Rambler") Ming Copper-Gold mine, located in Newfoundland, Canada (the "Ming Mine"). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2014 metallurgical recoveries, Sandstorm's 2015 gold purchase entitlement was adjusted to 31%.

Current activities at the Ming Mine include:

↳ Rambler recently provided a reserve and resource estimate update for the Ming Mine. The reserve update shows the replacement of all tonnes mined from the 1807 Zone to-date; thereby, extending the mine life by one year.

↳ Rambler released a favorable prefeasibility study ("PFS") that identifies the potential for an expansion of the Ming Mine into the Lower Footwall Zone. The PFS defines a staged, low capital strategy to optimize existing infrastructure to be able to operate at approximately 1,250 metric tonnes per day by 2018. The PFS outlines a plan to have Lower Footwall Zone material with current massive sulphide reserves. See www.rambler-mines.com for more information.

— OTHER PRODUCING ASSETS

Emigrant Springs Royalty   NEWMONT MINING CORP. ↘

The Company has a 1.5% NSR on the Emigrant Springs mine (the "Emigrant Springs Mine") which is located in the Carlin Trend in Nevada, U.S.A. and is owned and operated by Newmont Mining Corp. ("Newmont"). The Emigrant Springs Mine is an open pit, heap leach operation. In the third quarter of 2012, construction of the mine was completed and commercial production commenced.

Mine Waste Solutions Royalty   ANGLOGOLD ASHANTI LTD. ↘

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation ("MWS") which is located near Stilfontein, South Africa, and is owned and operated by AngloGold Ashanti Ltd. ("AngloGold"). MWS is a gold and uranium tailings recovery operation. The operation processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

Gualcamayo Royalty   YAMANA GOLD INC. ↘

The Company has a 1% NSR on the Gualcamayo gold mine (the "Gualcamayo Mine") which is located in San Juan province, Argentina and owned and operated by Yamana. The Gualcamayo Mine is an open pit, heap leach operation encompassing three substantial zones of gold mineralization. An expansion of the operation is expected to increase sustainable production.

San Andres Royalty   AURA MINERALS INC. ↘

The Company has a 1.5% NSR on the San Andres mine (the "San Andres Mine") which is located in La Únion, Honduras and owned and operated by Aura Minerals Inc. ("Aura Minerals"). The San Andres Mine is an open pit, heap leach operation. The mine has been in production since 1983 and has well-developed infrastructure, which includes power and water supply, warehouses, maintenance facilities, assay laboratory and on-site camp facilities.

— DEVELOPMENT ASSETS

Karma Gold Stream   TRUE GOLD MINING INC. ↘

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five year period and thereafter 1.625% of the gold produced from True Gold Mining Inc.'s ("True Gold") open-pit heap leach Karma gold mine located in Burkina Faso, West Africa ("Karma" or the "Karma Project" or the "Karma Mine") for on-going per ounce cash payment equal to 20% of the spot price of the gold.

The Gold Stream, which on a gross basis requires True Gold to deliver 100,000 ounces of gold over a five year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Project, is being syndicated between Franco-Nevada Corp. ("Franco-Nevada") and Sandstorm (the "Stream Syndicate"). Franco-Nevada will be providing 75% of the funding and Sandstorm will be providing the remaining 25% of the funding. In consideration for acquiring the Gold Stream, the Stream Syndicate will make a payment of $100 million. During the three months ended September 30, 2015, Sandstorm remitted $3.5 million ($14.4 million during the year ended December 31, 2014) of its commitment to fund $25 million of the upfront payment. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million (the "Increase Option") in exchange for eight quarterly deliveries totaling 30,000 ounces of gold, or the pro-rata portion of the amount drawn thereunder, starting 18 months from when the first tranche under the Increase Option is drawn down.

The Karma Project has five defined mineral deposits that make up the Karma Project with probable mineral reserves of 949,000 ounces of gold. The mine is expected to produce an average of 97,000 ounces of gold per year over 8.5 years. The mining operation is planned to employ conventional truck and shovel methods. True Gold recently reported that mining had commenced at the Guolagou II deposit at the Karma Mine. Guolagou II is the first of six deposits that will be mined and construction at the Karma Mine is rapidly progressing with nearly 1,000 staff and contractors active on site. True Gold remains on track for gold production by the first half of 2016.

Hugo North Extension & Heruga Gold Stream   ENTRÉE GOLD INC. ↘

Sandstorm has a Gold Stream with Entrée Gold Inc. ("Entrée") to purchase an amount equal to 6.76% and 5.14% of the gold and silver by-products produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the "Hugo North Extension" and "Heruga", respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.5% share of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

Hugo North Extension is a rich copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi desert of Mongolia, approximately 570 kilometers south of the capital city of Ulaanbaatar and 80 kilometers north of the border with China. Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the resource deposits of the Hugo North Extension and Heruga.

Entrée recently announced that an Oyu Tolgoi underground mine development and financing plan had been signed by the Government of Mongolia, Entrée's joint venture partner, Oyu Tolgoi LLC, Turquoise Hill Resources Ltd. and Rio Tinto. The plan provides a path forward to the eventual restart of underground development, including Lift 1 of the Hugo North Extension.

Bomboré Royalty

OREZONE GOLD CORP. ↘

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million ("Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

Orezone's 168 km^2 Bomboré project is the largest undeveloped oxide gold deposit in Burkina Faso, containing 4.6 million ounces of measured and indicated gold resources.

Prairie Creek Royalty

CANADIAN ZINC CORPORATION ↘

The Company has a 1.2% NSR on the Prairie Creek project ("Prairie Creek" or the "Prairie Creek Project") located in the Northwest Territories, Canada and owned by Canadian Zinc Corporation ("Canadian Zinc"). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by Canadian Zinc and currently reports a proven and probable mineral reserve of 5.2 million tonnes grading 9.4% zinc, 151 grams per tonne silver and 9.5% lead.

Canadian Zinc has provided Sandstorm with a right of first refusal on any future royalty or commodity stream financing for the Prairie Creek Project.

Mt. Hamilton Royalty

WATERTON PRECIOUS METALS FUND II CAYMAN, LP ↘

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP ("Waterton").

Sandstorm holds a right of first refusal on any future royalty or gold stream financing for the Mt. Hamilton Project.

— ACQUISITION

Gold Royalties Corp.

On April 28, 2015, the Company closed its previously announced plan of arrangement pursuant to which Sandstorm Gold acquired all of the issued and outstanding shares (the "Gold Royalties Shares") of Gold Royalties Corporation ("Gold Royalties"). The transaction was implemented by way of a statutory plan of arrangement (the "Arrangement"). Upon completion of the Arrangement, Sandstorm Gold issued to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.

As a result of acquiring Gold Royalties, Sandstorm has added a number of Canadian royalty assets to its portfolio along with over $1.0 million in cash.

In accordance with IFRS 3 – Business Combinations, the total consideration of $4.8 million, consisting of (i) $4.3 million representing the value of the Sandstorm Gold common shares issued (based on the April 28, 2015 closing price) and (ii) $0.5 million of Gold Royalties Shares previously owned by Sandstorm Gold, was allocated to the identifiable assets acquired and liabilities assumed as follows:

Consideration:		In 000s
Sandstorm Shares issued (1,161,720 common shares)	$	4,281
Gold Royalties Shares owned by Sandstorm Gold		472
	$	**4,753**

Allocation of acquisition costs:		
Cash and cash equivalents	$	1,288
Trade receivables and other		107
Mineral interests and royalties		1,852
Deferred income tax assets		1,592
Trade and other payables		(86)
	$	**4,753**

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for the mineral interests and royalties which were estimated to have a fair value of $1.9 million and deferred tax assets of $1.6 million, respectively. An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the mineral interests and royalties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties.

The allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

— REVOLVING CREDIT FACILITY

On October 26, 2015, the Company amended its revolving credit agreement, allowing the Company to borrow up to $110 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. On October 26, 2015 and as part of the Yamana transaction, the Company fully drew on its credit facility.

— EQUITY FINANCING

On November 3, 2015 the Company completed a public offering of 10,087,800 units at a price of $2.85 per unit, for gross proceeds of $28.8 million. Each unit was comprised of one common share of the Company and one-half of one listed warrant. In connection with the offering, the Company paid agent fees of $1.4 million, representing 5% of the gross proceeds. The amount attributable to common shares was $27.1 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering were primarily used to reduce the balance of the Company's Revolving Loan.

— NORMAL COURSE ISSUER BID

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid ("NCIB"). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company's issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company's management believes that the Common Shares are undervalued by the market.

During the nine months ended September 30, 2015 and pursuant to the NCIB, the Company purchased and returned to treasury an aggregate of 518,123 common shares.

— OTHER

Tax

As a result of an ongoing assessment of the Company's assets held in foreign subsidiaries, during the nine months ended September 30, 2015, the Company recognized a reduction of its deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary. The assessment is complex in nature and the reduction represents management estimates. The Company's international transactions have not been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax authority will concur with management's estimates.

Gold Stream Settlement

As contemplated in the Deflector gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that it was requesting back the $6.0 million Sandstorm had advanced under the purchase agreement. As part of a settlement agreement, the Company received $7.0 million in June 2015. The difference between the $7.0 million received and the carrying value of the Deflector mineral interest of $6.3 million was recognized in other income. As a result of the settlement, both parties' obligations were extinguished under the Deflector gold purchase agreement.

Impairment

The lack of progress with respect to Santa Fe Gold Corp. ("Santa Fe") raising additional capital to satisfy the terms and conditions of the negotiated restructuring of its senior secured indebtedness, prompted the Company to evaluate its investment in the Summit mine Gold Stream. As a result of its review, the Company, during the three months ended June 30, 2015, recorded an impairment charge of $3.3 million for the full balance of the mineral interest.

SUMMARY OF QUARTERLY RESULTS

Summary of Quarterly Results

(in accordance with IFRS)

In $000s		Sep. 30, 2015		Jun. 30, 2015		Mar. 31, 2015		Dec. 31, 2014
Total revenue	$	12,086	$	15,429	$	15,285	$	12,488
Attributable Gold Equivalent ounces sold [1]		10,834		12,901		12,460		10,424
Gold sales	$	9,055	$	11,360	$	11,566	$	9,463
Royalty revenue		3,031		4,069		3,719		3,025
Average realized gold price per attributable ounce [1]		1,116		1,196		1,227		1,198
Average cash cost per attributable ounce [1]		307		304		323		308
Cash flow from operations		8,234		9,479		8,119		8,854
Cash flow from operations per share (basic) [1]		0.07		0.08		0.07		0.08
Cash flow from operations per share (diluted) [1]		0.07		0.08		0.07		0.07
Net (loss) income		(5,470)		(13,451)		825		2,608
Basic (loss) income per share		(0.05)		(0.11)		0.01		0.02
Diluted (loss) income per share		(0.05)		(0.11)		0.01		0.02
Total assets		408,170		415,944		425,154		431,070
Total long-term liabilities	$	4,768	$	5,316	$	5,341	$	5,892

In $000s		Sep. 30, 2014		Jun. 30, 2014		Mar. 31, 2014		Dec. 31, 2013
Total revenue	$	15,559	$	13,153	$	15,295	$	15,767
Attributable Gold Equivalent ounces sold [1]		12,282		10,149		11,966		12,415
Gold sales	$	11,571	$	9,724	$	12,932	$	13,360
Royalty revenue		3,988		3,429		2,363		2,407
Average realized gold price per ounce [1]		1,267		1,296		1,278		1,270
Average cash cost per ounce [1]		308		310		355		345
Cash flow from operations		9,962		9,383		7,025		8,138
Cash flow from operations per share (basic) [1]		0.08		0.08		0.07		0.08
Cash flow from operations per share (diluted) [1]		0.08		0.08		0.06		0.08
Net income (loss) attributable to shareholders of Sandstorm		–		–		3,792		(39,863)
Net income (loss)		2,076		3,039		3,792		(39,863)
Basic income (loss) per share		0.02		0.03		0.04		(0.40)
Diluted income (loss) per share		0.02		0.03		0.03		(0.40)
Total assets		445,368		456,050		400,299		379,703
Total long-term liabilities	$	6,161	$	5,922	$	5,837	$	6,134

1   See non-IFRS measures section below.



Attributable AuEq Ounces Sold
by Jurisdiction

74%
North America

25%
South America

1%
Other

Changes in sales, net income and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of gold, as well as acquisitions of Gold Stream and royalty agreements and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

The Company's operating segments for the three months ended September 30, 2015 are summarized in the table below:

In $000s	Attributable ounces sold		Sales & royalty revenues		Cost of sales (excluding depletion)		Depletion		Income (loss) before taxes		Cash flow from operations
Aurizona	2,527	$	2,818	$	1,031	$	299	$	1,488	$	1,787
Bachelor Lake	1,559		1,751		780		927		44		971
Black Fox	1,381		1,529		715		1,062		(248)		814
Diavik Mine	1,228		1,370		-		1,342		28		2,054
Ming	425		481		-		507		(26)		481
Santa Elena	2,226		2,476		795		1,503		178		1,681
Royalties	1,488		1,661		-		2,416		(755)		1,963
Corporate	-		-		-		-		(5,857)		(1,517)
Consolidated	**10,834**	**$**	**12,086**	**$**	**3,321**	**$**	**8,056**	**$**	**(5,148)**	**$**	**8,234**

The Company's operating segments for the three months ended
June 30, 2015 are summarized in the table below:

In $000s	Attributable ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash flow from operations
Aurizona	2,921	$ 3,519	$ 1,192	$ 346	$ -	$ 1,981	$ 2,327
Bachelor Lake	2,125	2,537	1,063	1,263	-	211	1,474
Black Fox	1,378	1,630	714	985	-	(69)	916
Diavik Mine	1,345	1,609	-	1,665	-	(56)	1,409
Ming	416	488	-	497	-	(9)	488
Santa Elena	2,659	3,186	948	1,943	-	295	2,238
Royalties	2,057	2,460	-	3,522	-	(1,062)	2,152
Other	-	-	-	-	(3,323)	(3,323)	-
Corporate	-	-	-	-	-	674	(1,525)
Consolidated	**12,901**	**$ 15,429**	**$ 3,917**	**$ 10,221**	**$ (3,323)**	**$ (1,358)**	**$ 9,479**

The Company's operating segments for the three months ended
March 31, 2015 are summarized in the table below:

In $000s	Attributable ounces sold	Sales & royalty revenues	Cost of sales (excluding depletion)	Depletion	Income (loss) before taxes	Cash flow from operations
Aurizona	3,112	$ 3,857	$ 1,263	$ 368	$ 2,226	$ 2,594
Bachelor Lake	2,033	2,473	1,016	1,208	249	1,457
Black Fox	1,858	2,288	954	1,327	7	1,334
Diavik Mine	1,223	1,500	-	1,458	42	-
Ming	202	240	-	242	(2)	240
Santa Elena	2,224	2,708	786	1,354	568	1,922
Royalties	1,808	2,219	-	2,841	(622)	2,664
Corporate	-	-	-	-	(1,100)	(2,092)
Consolidated	**12,460**	**$ 15,285**	**$ 4,019**	**$ 8,798**	**$ 1,368**	**$ 8,119**

— THREE MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO THE THREE MONTHS ENDED SEPTEMBER 30, 2014

For the three months ended September 30, 2015, net loss and cash flow from operations were $5.5 million and $8.2 million, respectively, compared with net income and cash flow from operations of $2.1 million and $10.0 million for the comparable period in 2014. The change is attributable to a combination of factors including:

↳ A $4.4 million non-cash loss on the revaluation of the Company's investments; and

↳ A $0.2 million increase in project evaluation costs, during the three months ended September 30, 2015, resulting from increased corporate activity; partially offset by

↳ A $0.2 million decrease in corporate administration expenses largely driven by the Company's implementation of a cost reduction program.

For the three months ended September 30, 2015, revenue was $12.1 million compared with $15.6 million for the comparable period in 2014. The decrease is largely attributed to a number of factors including:

↳ 12% decrease in the average realized selling price of gold; and

↳ 12% decrease in the number of Attributable Gold Equivalent ounces sold, due to:

i. 35% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from some stopes;

ii. 15% decrease in gold ounces sold from the Aurizona Mine as Luna finished processing ore from a stockpile; partially offset by

iii. 36% increase in gold ounces sold from the Santa Elena Mine primarily attributed to solid production from the property and an improvement in the mining of underground stopes.

— NINE MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 2014

For the nine months ended September 30, 2015, net loss and cash flow from operations were $18.1 million and $25.8 million, respectively, compared with net income and cash flow from operations of $8.9 million and $26.4 million for the comparable period in 2014. The change is attributable to a combination of factors including:

↳ A $8.1 million non-cash income tax expense related to a reduction of the Company's deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary which was recognized during the three months ended June 30, 2015;

↪ A $6.1 million non-cash increase in depletion expense largely driven by an increase in Attributable Gold Equivalent ounces sold;

↪ A $6.0 million non-cash loss on the revaluation of the Company's investments;

↪ A $3.3 million non-cash impairment relating to the Santa Fe Gold Stream;

↪ A $0.7 million increase in administration expenses largely driven by the vesting of previously granted stock based compensation;

↪ A number of non-recurring items recorded during the nine months ended September 30, 2014, including a one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was partially offset by a non-cash impairment charge of $1.2 million relating the Company's Bracemac-McLeod royalty;

↪ A $0.6 million increase in project evaluation costs resulting from increased corporate activity; partially offset by

↪ A $5.0 million gain on the settlement of mineral interests largely driven by the Luna Gold Stream and loan restructuring; and

↪ A foreign exchange gain of $1.7 million largely driven by the consolidation of subsidiary entities with a different functional currency than the parent entity.

For the nine months ended September 30, 2015, revenue was $42.8 million compared with $44.0 million for the comparable period in 2014. The decrease is largely attributable to a number of factors including:

↪ 8% decrease in the average realized selling price of gold; partially offset by

↪ 5% increase in the number of Attributable Gold Equivalent ounces sold, due to:

    i.   80% increase in gold ounces sold from the Santa Elena Mine primarily attributed to solid production from the property and an improvement in the mining of underground stopes;

    ii.   An additional 3,796 Attributable Gold Equivalent ounces arising from the Company's recently acquired Diavik royalty;

    iii.   6% increase in gold ounces sold from the Black Fox Mine primarily driven from greater investments in underground development in an effort to improve mining and processing targets going forward; partially offset by

    iv.   25% decrease in gold ounces sold from the Bachelor Lake Mine primarily related to the mine experiencing lower feed grade largely driven by higher than expected dilution from some stopes.

— THREE MONTHS ENDED SEPTEMBER 30, 2015 COMPARED TO THE REMAINING QUARTERS

When comparing net loss of $5.5 million and cash flow from operations of $8.2 million for the three months ended September 30, 2015 with net income and operating cash flow for the remaining quarters, the following items impact comparability of analysis:

- A $8.1 million non-cash income tax expense related to a reduction of the Company's deferred income tax asset relating to taxable income previously attributed to its Barbadian subsidiary which was recorded during the three months ended June 30, 2015;
- A $3.7 million gain on the settlement of the Luna Gold Stream and loan which was recognized during the three months ended June 30, 2015;
- A $3.3 million non-cash impairment relating to the Santa Fe Gold Stream recognized during the three months ended June 30, 2015;
- A one-time gain of $2.6 million recognized on the acquisition of Sandstorm Metals & Energy which was recorded during the three months ended June 30, 2014;
- A non-cash impairment charge of $1.2 million relating the Company's Bracemac-McLeod royalty recognized during the three months ended June 30, 2014;
- A non-cash impairment charge of $52.2 million and a corresponding $13.3 million tax recovery relating to the Serra Pelada Gold Stream recognized during the three months ended December 31, 2013;
- A non-cash goodwill impairment charge of $19.9 million and $15.9 million arising from the Premier Royalty business combination during the three months ended March 31, 2013 and three months ended June 30, 2013, respectively;
- A non-cash impairment charge of $3.2 million arising from the conversion of the Company's Bracemac-McLeod Gold Stream into a NSR recognized during the three months ended September 30, 2013;
- A general decrease in administration expenses when compared to previous quarters primarily driven by (i) the implementation of cost reduction programs when the Company acquired 100% of the common shares of Premier Royalty and (ii) the elimination of duplicated costs that were previously being consolidated;
- As a result of consolidating Premier Royalty's financial results, the Company began recognizing royalty revenue in the first quarter of 2013;
- Overall, Gold Attributable Equivalent ounces sold have increased over the course of the last three years as result of various assets producing including: (i) the Aurizona Mine and the Santa Elena Mine began initial production late in 2010; (ii) the Company acquired the Diavik royalty during the three months ended March 31, 2015; and (iii) the Company began purchasing gold from the Black Fox Mine in 2011.

— CHANGE IN TOTAL ASSETS

Total assets decreased by $7.8 million from June 30, 2015 to September 30, 2015 primarily resulting from depletion expense, which was partially offset by operating cash flows. Total assets decreased by $9.2 million from March 31, 2015 to June 30, 2015 primarily resulting from (i) the reduction of the Company's deferred tax assets; and (ii) depletion expense; partially offset by operating cash flows. Total assets decreased by $5.9 million from December 31, 2014 to March 31, 2015 primarily resulting from (i) depletion expense; and (ii) a decline in the fair value of investments; partially offset by operating cash flows. Total assets increased by $51.4 million from December 31, 2013 to December 31, 2014 primarily resulting from (i) the assets acquired from the Sandstorm Metals & Energy business combination; (ii) operating cash flows and (iii) the exercise of warrants; which were partially offset by (i) depletion expense; (ii) a decline in the fair value of investments; and (iii) by a non-cash impairment charge on the Bracemac-McLeod royalty.

— NON-IFRS MEASURES

The Company has included, throughout this document, certain non-IFRS performance measures, including (i) average cash cost per attributable ounce; (ii) cash flow from operations per share (basic and diluted); and (iii) average realized gold price per attributable ounce.

  i. Average cash cost per ounce is calculated by dividing the Company's cost of sales (excluding depletion) by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. **Figure 1.1** provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Cost of Sales (excluding depletion)	$ 3,321	$ 3,780	$ 11,257	$ 11,171
Cash cost of sales is comprised of:				
Total cash cost of gold sold	$ 3,321	$ 3,780	11,257	$ 11,171
Divided by:				
Total Attributable Gold Equivalent ounces sold [1]	10,834	12,282	36,195	34,397
Equals:				
Average cash cost of gold (per attributable ounce)	$ 307	$ 308	$ 311	$ 325

[1]   The Company's royalty income is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty income for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.   Cash flows from operations per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flows per share as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.2** provides a reconciliation of cash flow from operations per share (basic and diluted).

Figure 1.2

	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Cash generated by operating activities	$ 8,234	$ 9,962	$ 25,831	$ 26,374
Divided by:				
Basic weighted average number of shares outstanding	118,218,267	117,573,079	117,922,428	111,169,043
Diluted weighted average number of shares outstanding [1]	118,597,902	118,998,596	119,071,159	119,825,223
Equals:				
Operating cash flow per share – basic	$ 0.07	$ 0.08	$ 0.22	$ 0.24
Operating cash flow per share – diluted	$ 0.07	$ 0.08	$ 0.22	$ 0.22

[1]   The diluted weighted average number of shares includes stock options and share purchase warrants that would have been dilutive if the Company had positive net income for the period.

iii. Average realized gold price per ounce is calculated by dividing the Company's sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per attributable ounce as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry that present results on a similar basis. **Figure 1.3** provides a reconciliation of average realized gold price per ounce.

Figure 1.3

	3 Months Ended Sep. 30, 2015		3 Months Ended Sep. 30, 2014		9 Months Ended Sep. 30, 2015		9 Months Ended Sep. 30, 2014
Total revenue	$	12,086	$	15,559	$	42,800	$	44,006
Divided by:							
Total Attributable Gold Equivalent ounces sold		10,834		12,282		36,195		34,397
Equals:							
Average realized gold price per ounce	$	1,116	$	1,267	$	1,182	$	1,279

The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease in changes in non-cash working capital to cash generated by operating activities. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

— LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2015, the Company had cash and cash equivalents of $46.5 million (December 31, 2014 – $90.2 million) and working capital of $46.5 million (December 31, 2014 – $89.3 million).

During the nine months ended September 30, 2015, the Company generated operating cash flows of $25.8 million compared with $26.4 million during the comparable period in 2014, with the increase being primarily attributable to an increase in Attributable Gold Equivalent ounces sold; which was partially offset by a decrease in the average realized selling price of gold.

During the nine months ended September 30, 2015, the Company had cash outflows from investing activities of $66.8 million, which were primarily the result of: (i) the payment of $52.5 million to IAMGOLD Corporation in connection with the Diavik royalty and $3.0 million to Orezone in connection with the Bomboré royalty; (ii) a $3.5 million upfront payment related to the Karma Gold Stream; (iii) a loan of $2.7 million and (iv) the acquisition of investments and other assets; partially offset by (i) the receipt of $7 million as a result of the Doray Minerals Ltd Gold Stream settlement agreement and (ii) the proceeds from the sale of other investments. During the nine months ended September 30, 2014, the Company had cash outflows from investing activities of $65.9 million, which were primarily the result of (i) Sandstorm exercising the Santa Elena underground mine option by making an upfront payment of $10.0 million; (ii) the acquisition of Sandstorm Metals & Energy Ltd.; (iii) a $10.0 million loan to Luna; (iv) the $9.3 million upfront payment related to the Karma Gold Stream; (v) the acquisition of investments totaling $25.6 million; and (vi) providing a $2.9 million loan.

During the nine months ended September 30, 2015, the Company had net cash outflows from financing activities of $1.6 million largely as a result of the redemption of the Company's common shares under the NCIB. During the nine months ended September 30, 2014, the Company had net cash inflows from financing activities of $32.8 million, which were primarily comprised of the proceeds from the exercise of warrants.

— CONTRACTUAL OBLIGATIONS

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5, 6, 7, 8, 9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of the gold (unless otherwise noted) [1, 2, 3, 4]
Aurizona	17%	$408
Bachelor Lake	20%	$500
Black Fox	8%	$518
Chapada	4.2%	30% of copper spot price
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$357
Yamana Silver Stream	Varies	30% of silver spot price

1. *Subject to an annual inflationary adjustment except for Ming.*
2. *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3. *For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4. *For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $357 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.*

5. *For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.*

6. *For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.*

7. *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

8. *For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine. If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until such time as Sandstorm has received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro has achieved the Commencement of Production.*

9. *Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter. As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase an amount of silver from: (i) the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and (ii) the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).*

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $3.9 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20 million whereby Sandstorm's commitment would be 25% of the increase.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

— SHARE CAPITAL

As of November 12, 2015, the Company had 128,308,458 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Gold Streams and royalties (recent acquisitions are described earlier in greater detail), with the net proceeds of the 2015 equity financing being used to reduce the balance of the Company's Revolving Loan.

**A summary of the Company's share purchase options
as of November 12, 2015 are as follows:**

Number outstanding	Vested	Exercise Price per Share (C$)	Expiry Date
1,238,500	1,238,500	$3.40	November 26, 2015
66,000	66,000	$6.30	August 25, 2016
1,129,000	1,129,000	$6.35	November 25, 2016
27,000	27,000	$18.33	August 22, 2017
5,850	5,850	$18.33	October 4, 2017
402,133	402,133	$16.35	December 11, 2017
150,000	100,002	$11.78	December 21, 2017
10,875	10,875	$11.31	February 19, 2018
3,625	3,625	$10.62	March 1, 2018
12,375	12,375	$8.89	December 13, 2018
25,000	8,334	$6.03	May 16, 2019
3,737,474	–	$2.93	November 13, 2019
2,250	2,250	$15.00	March 30, 2022
6,810,082	**3,005,944**	**6.82**	

**A summary of the Company's warrants as of
November 12, 2015 are as follows:**

Number outstanding	Exercise Price per Share	Expiry Date
83,700	C$11.11	Nov. 29, 2015
88,200	C$8.89	Dec. 6, 2015
1,738	C$8.89	Dec. 6, 2015
72,500	C$17.24	Feb. 28, 2016
32,400	C$11.11	May 1, 2016
1,155,873	C$13.79	Dec. 4, 2016
5,002,500	$14.00	Sep. 7, 2017
3,000,000	$4.50	Mar. 23, 2020
15,000,000	$3.50	Oct. 26, 2020
5,043,900	$4.00	Nov. 3, 2020
29,480,811		

The Company has 619,935 Restricted Share Rights ("RSRs") outstanding as at November 12, 2015.

— KEY MANAGEMENT PERSONNEL COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Short-term employee salaries and benefits	$ 543	$ 591	$ 1,508	$ 1,670
Share-based payments	548	390	1,667	1.123
Total key management compensation expense	**$ 1,091**	**$ 981**	**$ 3,175**	**$ 2,793**

— FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, trade receivables and other, investments, loan receivable, receivables and other and trade and other payables. All financial instruments are initially recorded at fair value.

Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's loan receivable and convertible debenture due from Luna is subject to Luna's credit risk and the Company's ability to realize on its security.

Currency Risk

Financial instruments that impact the Company's net income (loss) or other comprehensive income (loss) due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2015, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would increase (decrease) net income (loss) by $0.3 million and other comprehensive income (loss) by $1.8 million, respectively.

Other Risks

Sandstorm holds common shares, convertible debentures, and warrants of other companies with a combined market value as at September 30, 2015, of $34.8 million (December 31, 2014 – $24.0 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. Aside from the outstanding balance on the Company's revolving credit facility, the Company is not subject to significant interest rate or other price risks. Except for the Company's exposure to liquidity risk with respect to the Luna Debenture and the revolving credit facility, the Company's exposure to these risks has not changed significantly from the prior year.

— RISKS TO SANDSTORM

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company's annual information form dated March 17, 2015, which is available on www.sedar.com.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold from, or the operation of, the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Santa Elena Mine, the Karma Project, the Ming Mine, the Black Fox Mine, the Bachelor Lake Mine, the Hugo North Extension and Heruga projects, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the San Andres Mine, the Bomboré Project, the Prairie Creek Project, the Bracemac-McLeod Mine, the Serra Pelada Mine or other royalties in Sandstorm's portfolio (the "Mines"), the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold if no gold is produced from the Mines.

No Control Over Mining Operations

The Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The Chapada Mine and the Aurizona Mine are located in Brazil, the Santa Elena Mine is located in Mexico, the Emigrant Springs Mine and the Mt. Hamilton Project are located in the United States of America, the Gualcamayo Mine and the Cerro Moro Project is located in Argentina, MWS is located in South Africa, the Hugo North Extension and Heruga projects are located in Mongolia, the Karma Project and Bomboré Project are located in Burkina Faso, the San Andres Mine is located

in Honduras and each of the Diavik Mine, the Ming Mine, the Black Fox Mine, Bachelor Lake Mine, Prairie Creek Project and the Bracemac-McLeod Mine are located in Canada and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Brazil, Mongolia, the United States of America, Burkina Faso, Argentina, Honduras, French Guiana or Canada may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée's joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company's profitability or profits realized under the Entrée Gold Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineracao dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus' Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss any rights to the Serra Pelada Mine. Moreover, there is no certainty that the Karma Project will achieve its intended production and/or construction timeline, if ever. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

The Company has a subsidiary in Barbados, Sandstorm Gold Bank Limited, which entered into Gold Streams in connection with the Aurizona, Karma, and Santa Elena transactions. No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company's past and future profits being subject to increased levels of income tax (refer to discussion earlier). The Company's international transactions have not yet been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax matters will be resolved favorably. The Company's Gold Streams and royalties in connection with Chapada, Cerro Moro, Diavik, Black Fox, Ming, Hugo North Extension and Heruga, MWS, Bachelor Lake, Mt. Hamilton, Prairie Creek, San Andres and Bracemac-McLeod transactions have been entered into directly by Canadian based subsidiaries and will therefore, be subject to Canadian, and/or U.S. taxation, as the case may be. The Gualcamayo NSR was entered into through an Argentinian subsidiary and therefore, may be subject to Canadian, and/or Argentinian taxation, as the case may be. The Emigrant Springs NSR was entered into through a US subsidiary and therefore, may be subject to Canadian, and/or US taxation, as the case may be.

Gold and Silver Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of gold and silver. The price of gold and silver fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company's control, including but not limited to, the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold and silver producing countries throughout the world. In the event that the prevailing market price of gold is less than $518 per ounce in the case of the Black Fox Gold Stream, $500 per ounce in the case of the Bachelor Lake Gold Stream, $408 per ounce in the case of the Aurizona Gold Stream, $357 or $450 per ounce in the case of the Santa Elena Gold Stream, and $220 per ounce in the case of the Hugo North Extension and Heruga Gold Stream, the purchase price will be the then prevailing market price per ounce of gold and the Company will not generate positive cash flow or earnings on those Gold Streams. Furthermore, if the gold or silver price drops below the cost of producing gold or silver at the Mines, then the Mines may not produce any gold or silver. As a result, the Company will not be entitled to purchase any gold or silver.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company's results of operations.

Copper Prices

The price of the common shares, warrants, and the Company's financial results may be significantly adversely affected by a decline in the price of copper. Copper prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the U.S. dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors. Furthermore, if the copper price drops below the cost of producing copper at the Mines, then the Mines may not produce any copper. As a result, the Company will not be entitled to purchase any copper.

Solvency Risk

The price of the common shares and the Company's financial results may be significantly affected by the Mines operators' ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective streams or royalties.

— OTHER

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 4 of the Company's 2014 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company's Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company's system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management's Discussion and Analysis, management of the Company, with the participation of Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures (as defined in Rule 13(a) – 15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company's interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company's internal control over financial reporting includes:

↪ maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

↪ providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

↪ providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

↳ providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Changes in Internal Controls

During the nine months ended September 30, 2015, there has been no change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

— FORWARD LOOKING STATEMENTS

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Project, the Ming Mine, the Gualcamayo Mine, the Karma Project, the Emigrant Springs Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; stock market volatility; competition; as well as those factors discussed in the section entitled "Risks to Sandstorm" herein and those risks described in the section entitled "Risk Factors" contained in Sandstorm's most recent Annual Information Form for the year ended December 31, 2014 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: Sandstorm's existing 10 Gold Streams and 62 royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Diavik Mine, the Aurizona Mine, the Serra Pelada Mine, the Gualcamayo Mine, the Emigrant Springs Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Project, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Bomboré Project and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2015

UNAUDITED

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Expressed in U.S. Dollars ($000s)

Assets	Note	September 30, 2015		December 31, 2014
Current				
Cash and cash equivalents		$ 46,508	$	90,224
Trade receivables and other		3,862		2,746
		$ 50,370	$	92,970
Non-current				
Mineral interests and royalties	5	$ 279,333	$	261,882
Investments	6	34,825		23,989
Deferred financing costs		1,959		2,138
Loans receivable	5	24,196		21,155
Deferred income tax assets		16,142		27,600
Receivables and other		1,345		1,336
Total assets		**$ 408,170**	**$**	**431,070**
Liabilities				
Current				
Trade and other payables		$ 3,869	$	3,631
Non-current				
Deferred income tax liabilities		4,768		5,892
		$ 8,637	$	9,523
Equity				
Share capital	7	$ 459,631	$	456,670
Reserves	7	23,327		21,132
Deficit		(35,967)		(17,870)
Accumulated other comprehensive loss		(47,458)		(38,385)
		$ 399,533	$	421,547
Total liabilities and equity		**$ 408,170**	**$**	**431,070**

Contractual obligations (Note 12)
Subsequent events (Note 14)

ON BEHALF OF THE BOARD:

"Nolan Watson", *Director*   **"David DeWitt",** *Director*

↗ The accompanying notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of (Loss) Income

(unaudited)

Expressed in U.S. Dollars ($000s) 41 —

	Note		3 Months Ended Sep. 30, 2015		3 Months Ended Sep. 30, 2014		9 Months Ended Sep. 30, 2015		9 Months Ended Sep. 30, 2014
Sales	13	$	9,055	$	11,571	$	31,981	$	34,227
Royalty revenue	13		3,031		3,988		10,819		9,779
		$	**12,086**	**$**	**15,559**	**$**	**42,800**	**$**	**44,006**
Cost of sales, excluding depletion		$	3,321	$	3,780	$	11,257	$	11,171
Depletion			8,056		8,209		27,075		21,013
Total cost of sales		**$**	**11,377**	**$**	**11,989**	**$**	**38,332**	**$**	**32,184**
Gross profit		**$**	**709**	**$**	**3,570**	**$**	**4,468**	**$**	**11,822**
Expenses and other (income)									
▸ Administration expenses [1]	9	$	1,940	$	2,052	$	6,119	$	5,416
▸ Project evaluation			247		49		998		366
▸ Foreign exchange loss (gain)			306		(1,096)		(1,666)		(1,099)
▸ Loss on revaluation of investments	6		4,437		343		6,000		289
▸ Finance income			(855)		(371)		(1,125)		(1,506)
▸ Finance expenses			305		340		923		997
▸ Gain on restructuring of mineral interest, bargain purchase and other			(523)		-		(4,966)		(2,565)
▸ Mineral interest impairment	5 (b)		-		-		3,323		1,215
(Loss) income before taxes		**$**	**(5,148)**	**$**	**2,253**	**$**	**(5,138)**	**$**	**8,709**
Current income tax expense	8	$	-	$	91	$	814	$	865
Deferred income tax expense (recovery)	8		322		86		12,145		(1,063)
			322		**177**		**12,959**		**(198)**
Net (loss) income for the period		**$**	**(5,470)**	**$**	**2,076**	**$**	**(18,097)**	**$**	**8,907**
Basic (loss) earnings per share		$	(0.05)	$	0.02	$	(0.15)	$	0.08
Diluted (loss) earnings per share		$	(0.05)	$	0.02	$	(0.15)	$	0.07
Weighted average number of common shares outstanding									
▸ Basic	7(e)		118,218,267		117,573,079		117,922,428		111,169,043
▸ Diluted	7(e)		118,218,267		118,998,596		117,922,428		119,825,223
[1] Equity settled stock based compensation (a non-cash item) is included in administration expenses.		$	548	$	488	$	1,810	$	1,337

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Expressed in U.S. Dollars ($000s)

(unaudited)

	Note	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Net (loss) income for the period		$ (5,470)	$ 2,076	$ (18,097)	$ 8,907
Other comprehensive loss for the period					
Items that may subsequently be re-classified to net income (loss):					
▸ Currency translation differences		$ (564)	$ (3,302)	$ (5,169)	$ (4,311)
Items that will not subsequently be reclassified to net income (loss):					
▸ Unrealized loss on investments		(1,256)	(9,585)	(3,904)	(7,718)
▸ Total other comprehensive loss for the period		(1,820)	$ (12,887)	$ (9,073)	$ (12,029)
Total comprehensive loss for the period		$ (7,290)	$ (10,811)	$ (27,170)	$ (3,122)

↗ The accompanying notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

Expressed in U.S. Dollars ($000s) 43 —

Cash flow from (used in):	Note	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Operating activities					
▸ Net (loss) income for the period		$ (5,470)	$ 2,076	$ (18,097)	$ 8,907
Items not affecting cash:					
▸ Mineral interest impairment	5 (b)		-	3,323	1,215
▸ Depletion and depreciation and financing amortization		8,220	8,574	27,562	21,489
▸ Deferred income tax (recovery) expense	8	112	(176)	12,092	(1,115)
▸ Share-based payment		548	488	1,810	1,337
▸ Loss on revaluation of investments		4,437	328	6,000	289
▸ Unrealized foreign exchange loss (gain)		216	(1,164)	(1,602)	(1,220)
▸ Interest on loan receivable and other		(298)	-	(298)	(853)
▸ Gain on restructuring of mineral interest, bargain purchase and other	5 (b)	(564)	-	(5,052)	(2,565)
▸ Changes in non-cash working capital	10	1,033	(164)	93	(1,110)
		$ 8,234	**$ 9,962**	**$ 25,831**	**$ 26,374**
Investing activities					
▸ Acquisition of mineral interests and royalties	5	$ (3,552)	$ (9,740)	$ (64,135)	$ (21,186)
▸ Acquisition of investments and other assets	5 (b), 6	(8,592)	(18,176)	(12,180)	(25,575)
▸ Proceeds from disposition of investments and other assets		1,710	-	10,968	-
▸ Acquisition of Sandstorm Metals & Energy Ltd., net of cash acquired of $4.1M		-	-	-	(6,242)
▸ Acquisition of Gold Royalties Corp., net of cash acquired of $1.3M	4	-	-	1,288	-
▸ Loan issuance		(2,243)	-	(2,743)	(12,893)
		$ (12,677)	**$ (27,916)**	**$ (66,802)**	**$ (65,896)**
Financing activities					
▸ Proceeds on exercise of warrants and options	7	$ 133	$ 479	$ 298	$ 34,937
▸ Share issue and deferred financing costs		(131)	(910)	(149)	(1,000)
▸ Redemption of common shares (normal course issuer bid)	7	(86)	(1,164)	(1,708)	(1,164)
		$ (84)	**$ (1,595)**	**$ (1,559)**	**$ 32,773**
Effect of exchange rate changes on cash and cash equivalents		$ (563)	$ (707)	$ (1,186)	$ (1,056)
Net decrease in cash and cash equivalents		**(5,090)**	**(20,256)**	**(43,716)**	**(7,805)**
Cash and cash equivalents – beginning of the period		51,598	111,387	90,224	98,936
Cash and cash equivalents – end of the period		**$ 46,508**	**$ 91,131**	**$ 46,508**	**$ 91,131**
Cash and cash equivalents, at the end of the period					
Cash at bank		$ 30,199	$ 25,404	$ 30,199	$ 25,404
Short-term deposit		$ 16,309	$ 65,727	$ 16,309	$ 65,727

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statements of Changes in Equity

(unaudited)

Expressed in U.S. Dollars ($000s)

	Note	Share Capital		Reserves		Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
		Number	Amount	Share Options	Share Purchase Warrants			
At January 1, 2014		100,028,138	$ 383,082	$ 8,083	$ 20,105	$ (29,385)	$ (11,749)	$ 370,136
Shares issued on exercise of warrants	7 (c)	11,041,020	41,013	-	(7,796)	-	-	33,217
Options exercised	7 (b)	862,000	2,291	(570)	-	-	-	1,721
Vesting of restricted stock rights		28,213	328	(328)	-	-	-	-
Share issue costs		-	(27)	-	-	-	-	(27)
Share based payment		-	-	1,337	-	-	-	1,337
Expiration of unexercised warrants		-	192	-	(192)	-	-	-
Shares issued on acquisition of Sandstorm Metals & Energy Ltd.		5,698,216	30,078	-	-	-	-	30,078
Issuance of replacement equity awards		-	-	129	-	-	-	129
Net income for the period		-	-	-	-	8,907	-	8,907
Other comprehensive loss		-	-	-	-	-	(12,029)	(12,029)
At September 30, 2014		**117,657,587**	**$ 456,957**	**$ 8,651**	**$ 12,117**	**$ (20,478)**	**$ (23,778)**	**$ 433,469**
Vesting of restricted stock rights		42,685	395	(395)	-	-	-	-
Redemption of common shares (normal course issuer bid)	7 (a)	(222,090)	(682)	-	-	-	-	(682)
Share based payment		-	-	759	-	-	-	759
Net income for the period		-	-	-	-	2,608	-	2,608
Other comprehensive loss		-	-	-	-	-	(14,607)	(14,607)
At December 31, 2014		**117,478,182**	**$ 456,670**	**$ 9,015**	**$ 12,117**	**$ (17,870)**	**$ (38,385)**	**$ 421,547**
Options exercised	7 (b)	90,000	397	(99)	-	-	-	298
Vesting of restricted stock rights		8,879	99	(99)	-	-	-	-
Redemption of common shares (normal course issuer bid)	7 (a)	(518,123)	(1,708)	-	-	-	-	(1,708)
Issuance of warrants	7 (c)	-	-	-	583	-	-	583
Share issuance costs		-	(108)	-	-	-	-	(108)
Shares issued on acquisition of Gold Royalties Corporation	(4)	1,161,720	4,281	-	-	-	-	4,281
Share based payment		-	-	1,810	-	-	-	1,810
Net loss for the period		-	-	-	-	(18,097)	-	(18,097)
Other comprehensive loss		-	-	-	-	-	(9,073)	(9,073)
At September 30, 2015		**118,220,658**	**$ 459,631**	**$ 10,627**	**$ 12,700**	**$ (35,967)**	**$ (47,458)**	**$ 399,533**

↗ The accompanying notes are an integral part of these condensed consolidated interim financial statements

1   NATURE OF OPERATIONS

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities ("Sandstorm" or the "Company") is a resource-based company that seeks to acquire gold and other precious metal purchase agreements ("Gold Streams" or "Silver Streams") and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine's production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company on November 12, 2015.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A   Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting using accounting policies in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's annual December 31, 2014 consolidated financial statements.

B   Basis of Presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

These condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

3   FINANCIAL INSTRUMENTS

A   Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2.

Level 3 | Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2015. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)
Long-term investments – *common shares held*	$ 17,860	$ 17,860	$ -	$ -
Long-term investments – *warrants debt*	70	-	70	-
Long-term investments – *convertible debt*	16,895	-	16,895	-
	$ **34,825**	$ **17,860**	$ **16,965**	$ **-**

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade receivables and other, loans receivable, receivables and other and trade and other payables approximate their carrying values at September 30, 2015.

B   Credit Risk

The Company's credit risk is limited to cash and cash equivalents, trade receivables and other, loans receivable, and receivables and other in the ordinary course of business. The Company sells gold exclusively to large corporations with strong credit ratings. The Company's trade receivables and other is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm's royalty portfolio. The Company's loan receivable and convertible debenture due from Luna are subject to Luna's credit risk and the Company's ability to realize on its security.

C   Currency Risk

Financial instruments that impact the Company's net (loss) income or other comprehensive (loss) income due to currency fluctuations include: cash and cash equivalents, trade receivables and other, investments and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at September 30, 2015, a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would (decrease) increase net (loss) income by $0.3 million and other comprehensive (loss) income by $1.8 million, respectively.

4 BUSINESS COMBINATION

On April 28, 2015, the Company closed its previously announced plan of arrangement pursuant to which Sandstorm Gold acquired all of the issued and outstanding shares (the "Gold Royalties Shares") of Gold Royalties Corporation ("Gold Royalties"). The transaction was implemented by way of a statutory plan of arrangement (the "Arrangement"). Upon completion of the Arrangement, Sandstorm Gold issued to each holder of a Gold Royalties Share 0.045 of a common share of Sandstorm Gold.

As a result of acquiring Gold Royalties, Sandstorm has added a number of Canadian royalty assets to its portfolio along with over $1.0 million in cash.

In accordance with IFRS 3 – Business Combinations, the total consideration of $4.8 million, consisting of (i) $4.3 million representing the value of the Sandstorm Gold common shares issued (based on the April 28, 2015 closing price) and (ii) $0.5 million of Gold Royalties Shares previously owned by Sandstorm Gold, was allocated to the identifiable assets acquired and liabilities assumed as follows:

Consideration:		In 000s
Sandstorm Shares issued (1,161,720 common shares)	$	4,281
Gold Royalties Shares owned by Sandstorm Gold		472
	$	**4,753**

Allocation of acquisition costs:		
Cash and cash equivalents	$	1,288
Trade receivables and other		107
Mineral interests and royalties		1,852
Deferred income tax assets		1,592
Trade and other payables		(86)
	$	**4,753**

Sandstorm Gold has estimated the fair value of the assets acquired to be equal to their carrying value except for the mineral interests and royalties which were estimated to have a fair value of $1.9 million and deferred tax assets of $1.6 million, respectively. An income approach (being the net present value of expected future cash flows) was used to determine the fair values of the mineral interests and royalties. Estimates of future cash flows are based on estimated future revenues and expected conversions of resources to reserves at each of the mineral properties.

The allocation of the purchase price is based on preliminary estimates and has not been finalized. The Company is currently in the process of determining the fair values of identifiable assets acquired and liabilities assumed, measuring the associated deferred income tax assets and liabilities and potential goodwill. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed in the preliminary purchase price allocation and are subject to change.

Had the acquisition of Gold Royalties been effected on January 1, 2015, the consolidated revenue and net loss for the nine month period ended September 30, 2015 would have been $42.9 million and $18.1 million, respectively. The Company considers these "pro-forma" numbers to represent an approximate measure of the performance of the combined group up to the period end date and to provide a reference point for comparison to future periods.

5 MINERAL INTERESTS AND ROYALTIES

A Carrying Amount

As of and for the nine months ended September 30, 2015:

In $000s	Cost				Accumulated Depletion					Carrying Amount
	Opening	Additions (disposals)	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Disposals	Ending	
Aurizona, Brazil	27,358	(16,358)	–	11,000	5,756	1,013	–	(6,518)	251	10,749
Bachelor Lake, Canada	22,671	–	–	22,671	10,458	3,398	–	–	13,856	8,815
Black Fox, Canada	37,758	–	–	37,758	17,836	3,374	–	–	21,210	16,548
Diavik Mine, Canada	–	53,111	–	53,111	–	4,465	–	–	4,465	48,646
Hugo North Extension and Heruga, Mongolia	42,493	–	–	42,493	–	–	–	–	–	42,493
Karma Gold Project, Burkina Faso	14,456	3,478	–	17,934	–	–	–	–	–	17,934
Ming, Canada	20,068	–	–	20,068	5,628	1,245	–	–	6,873	13,195
Santa Elena, Mexico	23,342	–	–	23,342	11,087	4,801	–	–	15,888	7,454
Royalties [1]	189,970	5,984	(2,602)	193,352	76,907	8,652	–	–	85,559	107,793
Other [2]	12,393	(2,282)	–	10,111	955	127	3,323	–	4,405	5,706
Total [3]	**390,509**	**43,933**	**(2,602)**	**431,840**	**128,627**	**27,075**	**3,323**	**(6,518)**	**152,507**	**279,333**

1   *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, and the Gold Royalties royalty portfolio.*

2   *Includes Summit and other.*

3   *Total mineral interest and royalties includes $116.2 million of assets located in Canada, $42.5 million in Mongolia, $28.8 million in Brazil, $27.9 million in the United States, $21.1 million in Burkina Faso, $7.5 million in Mexico, $9.3 million in South Africa, $5.1 million in French Guiana, $3.1 million in Honduras, $1.0 million in Ghana, and $16.8 million in South America.*

As of and for the year ended December 31, 2014:

In $000s	Cost				Accumulated Depletion					Carrying Amount
	Opening	Additions	Foreign exchange translation	Ending	Opening	Depletion	Impairment	Inventory Depletion Adjustment	Ending	
Aurizona, Brazil	25,820	1,538	-	27,358	4,293	1,463	-	-	5,756	21,602
Bachelor Lake, Canada	22,671	-	-	22,671	4,917	5,541	-	-	10,458	12,213
Black Fox, Canada	37,758	-	-	37,758	13,916	3,920	-	-	17,836	19,922
Hugo North Extension and Heruga, Mongolia	37,580	4,913	-	42,493	-	-	-	-	-	42,493
Karma Gold Project, Burkina Faso	-	14,456	-	14,456	-	-	-	-	-	14,456
Ming, Canada	20,068	-	-	20,068	4,017	1,611	-	-	5,628	14,440
Santa Elena, Mexico	13,342	10,000	-	23,342	7,731	3,356	-	-	11,087	12,255
Royalties [1]	169,855	23,505	(3,390)	189,970	63,885	11,807	1,215	-	76,907	113,063
Other [2]	10,345	2,048	-	12,393	740	215	-	-	955	11,438
Total [3]	**337,439**	**56,460**	**(3,390)**	**390,509**	**99,499**	**27,913**	**1,215**	**—**	**128,627**	**261,882**

1   *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, San Francisco, Sao Vicente, Thunder Creek, and Bomboré.*

2   *Includes Deflector, Summit and other.*

3   *Total mineral interest and royalties includes $77.4 million of assets located in Canada, $42.5 million in Mongolia, $39.6 million in Brazil, $33.3 million in the United States, $14.5 million in Burkina Faso, $12.3 million in Mexico, $10.4 million in South Africa, $6.3 million in Australia, $5.1 million in French Guiana, $4.3 million in Honduras, $0.4 million in Ghana, and $15.8 million in South America.*

B   Acquisitions and Update

DIAVIK ROYALTY   ACQUISITION ↘

In March 2015, the Company acquired a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada ("Diavik" or the "Diavik Mine") which is operated by Rio Tinto PLC ("Rio Tinto").

For consideration, the Company paid $52.5 million in cash and 3 million warrants of Sandstorm to IAMGOLD Corporation (the owner of the 1% royalty). The warrants have a 5 year term, a strike price of $4.50 per Sandstorm common share and will be exercisable following initial production from the Diavik Mine's A21 pipe.

In assessing the fair value of the warrants, a probability weighted approach was used that incorporated a number of factors including the timing of production from the A21 pipe. As part of this assessment, the values of the warrants in the various scenarios was determined using the Black-Scholes model and utilized the following assumptions: grant date share price of $3.31, exercise price of $4.50, expected volatility of 30%, risk free interest rate of 0.49% and expected life of 5 years. The Company also utilized a discounted cash flow analysis using a 7% discount rate and analyst price projections. Both analyses resulted in a fair value of a $0.6 million for the warrants.

BOMBORÉ ROYALTY   ACQUISITION ⬊

On January 27, 2015, the Company acquired a 0.45% NSR on the Bomboré gold project ("Bomboré" or "Bomboré Project") located in Burkina Faso, West Africa and owned by Orezone Gold Corp. ("Orezone") for consideration of $3.0 million ("Upfront Royalty"). In addition, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a drawdown basis until January 27, 2017 (the "Standby Royalty"). The Standby Royalty, if fully exercised, would result in the granting of an additional 0.75% NSR. Orezone has granted Sandstorm a right of first refusal on any future stream or royalty financings related to the Bomboré Project until 36 months following the achievement of commercial production at the mine. Orezone has the option to repurchase the Upfront Royalty from Sandstorm for a period of 36 months, at a premium of 10% per year. The Standby Royalty can also be repurchased at a premium of 10% per year if Orezone completes a gold stream financing and Sandstorm participates for no less than $30 million.

AURIZONA MINE   UPDATE ⬊

The Company has a 3% – 5% sliding scale NSR on the production from Luna Gold Corp.'s ("Luna") open-pit Aurizona mine, located in Brazil (the "Aurizona Mine"). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. In addition, Sandstorm holds a 2% NSR on Luna's 200,000 hectares of greenfields exploration ground. At any time prior to the commencement of commercial production, Luna has the ability to purchase one-half of the greenfields NSR for a cash payment of $10 million.

On June 30, 2015, the Company restructured its previously existing Gold Stream and loan agreement with Luna (the "Restructuring"). Under the terms of the Restructuring, the Gold Stream was terminated and replaced by two net smelter return royalties ("NSR") and a convertible debenture.

The convertible debenture is a $30 million instrument bearing interest at a rate of 5% per annum (the "Debenture"). The Debenture is payable in three equal annual tranches of $10 million plus accrued interest beginning June 30, 2018. Luna will have the right to convert principal and interest owing under the Debenture into common shares of Luna, so long as Sandstorm does not own more than 20% of the outstanding common shares of Luna. The quantum of shares upon conversion will be dependent on a 20 day volume weighted average price ("VWAP") and if the VWAP is less than C$0.10 per share, the shares will be deemed to have been issued at C$0.10 per share.

Under the loan amendment, the maturity date of the existing $20 million Luna loan was extended from June 30, 2017 to June 30, 2021 and the interest rate was revised to 5% per annum, payable in cash on the maturity date. In the event that Luna is in default, the applicable rate of interest will increase to 10% per annum. The fair value of the loan was determined by utilizing a cash flow model incorporating the contractual cash flows and a 7% discount rate.

Under the terms of the Restructuring, Sandstorm continued to purchase 17% of the gold that resulted from the processing of the remaining stockpile from the Aurizona Mine for a per ounce cash payment equal to the lesser of $408 and the then prevailing market price of gold.

The fair value of the two NSRs was determined using a discounted cash flow model to estimate the fair value less costs to sell. Key assumptions incorporated into the cash flow model included the estimated long-term price of gold of $1,150, annual production volumes at the Aurizona Mine of up to 80,000 ounces of gold for an estimated 7 to 10 year mine life and a 5% discount rate. The fair value of the Debenture was determined using a discounted cash flow model incorporating the contractual cash flows of the Debenture, a 9% discount rate and an option pricing model to value the prepayment and convertibility feature embedded in the Debenture. Key assumptions in the option pricing model included an exercise price of $0.10 per share, a volatility rate of 45%, a term of 5 years and an interest free rate of 1.3%. The resulting fair value of the Debenture and two NSRs was $13 million and $11 million, respectively.

The Company recognized a gain of $3.7 million arising from the difference between the fair value of the Debenture and two NSRs and the carrying value of the Aurizona mineral interest.

DEFLECTOR MINE   UPDATE ↘

As contemplated in the Deflector gold purchase agreement, the Company provided notice to Doray Minerals Ltd. that it was requesting back the $6.0 million Sandstorm had advanced under the purchase agreement. As part of a settlement agreement, the Company received $7.0 million in June 2015. The difference between the $7.0 million received and the carrying value of the Deflector mineral interest of $6.3 million was recognized in other income. As a result of the settlement, both parties' obligations were extinguished under the gold purchase agreement.

SUMMIT MINE   UPDATE ↘

The lack of progress with respect to Santa Fe Gold Corp. ("Santa Fe") raising additional capital to satisfy the terms and conditions of the negotiated restructuring of its senior secured indebtedness, prompted the Company to evaluate its investment in the Summit mine Gold Stream. The recoverable amount of the asset, for impairment assessment purposes, was determined using a liquidation scenario to estimate the fair value less costs to sell. Key assumptions used in the analysis to determine fair value included management's best estimates of the value of the underlying assets and Sandstorm's ability to realize on these assets during an insolvency proceeding. As a result of its review, the Company, during the nine months ended September 30, 2015, recorded an impairment charge of $3.3 million for the full balance of the mineral interest.

6   INVESTMENTS

As of and for the nine months ended September 30, 2015:

In $000s	Fair Value December 31, 2014	Net Additions (Disposals) September 30, 2015	Fair Value Adjustment September 30, 2015	Fair Value September 30, 2015
Common shares	$ 14,254	$ 7,510	$ (3,904)	$ 17,860
Warrants	70	378	(378)	70
Convertible debt instruments	9,665	12,852	(5,622)	16,895
Total	**$ 23,989**	**$ 20,740**	**$ (9,904)**	**$ 34,825**

During the three months ended September 30, 2015, the Company acquired common shares of AuRico Metals Inc. for total consideration of $8.6 million and recognized a gain in other comprehensive income of $0.9 million on these shares during the period ended September 30, 2015.

As of and for the nine months ended September 30, 2014:

In $000s	Fair Value December 31, 2013	Net Additions (Disposals) September 30, 2014	Fair Value Adjustment September 30, 2014	Fair Value September 30, 2014
Common shares	$ 8,804	$ 23,642	$ (7,718)	$ 24,728
Convertible debt instruments	4,185	6,287	(289)	10,183
Total	**$ 12,989**	**$ 29,929**	**$ (8,007)**	**$ 34,911**

7 SHARE CAPITAL AND RESERVES

A Shares Issued

The Company is authorized to issue an unlimited number of common shares without par value.

On December 15, 2014, the Company announced that it intended to proceed with a normal course issuer bid (“NCIB”). Under the NCIB, the Company may, until December 16, 2015, purchase up to 5,882,879 common shares, representing 5% of the Company’s issued and outstanding common shares of 117,657,587 as of December 11, 2014. The NCIB provides the Company with the option to purchase its common shares from time to time when the Company’s management believes that the Common Shares are undervalued by the market.

During the nine months ended September 30, 2015 and pursuant to the NCIB, the Company purchased and returned to treasury an aggregate of 518,123 common shares.

B Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of the grant.

**A summary of the Company's options and the changes
for the period are as follows:**

	Number of Options	Weighted Average Exercise Price (C$)
Options outstanding at December 31, 2013	3,987,133	5.70
Granted	3,762,474	2.95
Exercised	(862,000)	2.25
Forfeited	(35,000)	(6.31)
Options outstanding at December 31, 2014	6,852,607	4.69
Addition of outstanding Gold Royalties' Options (note 4)	47,475	15.71
Exercised	(90,000)	(3.39)
Options outstanding at September 30, 2015	6,810,082	4.87

**A summary of the Company's share purchase options
as of September 30, 2015 is as follows:**

Number outstanding	Exercisable	Exercise Price per Share (C$)	Expiry Date
1,238,500	1,238,500	$ 3.40	November 26, 2015
66,000	66,000	6.30	August 25, 2016
1,129,000	1,129,000	6.35	November 25, 2016
27,000	27,000	18.33	August 22, 2017
5,850	5,850	18.33	October 4, 2017
402,133	402,133	16.35	December 11, 2017
150,000	100,002	11.78	December 21, 2017
10,875	10,875	11.31	February 19, 2018
3,625	3,625	10.62	March 1, 2018
12,375	12,375	8.89	December 13, 2018
25,000	8,334	6.03	May 16, 2019
3,737,474	–	2.93	November 13, 2019
2,250	2,250	15.00	March 30, 2022
6,810,082	**3,005,944**	**$ 6.82**	

C   Share Purchase Warrants

A summary of the Company's warrants and the
changes for the period are as follows:

	Number of Warrants	Shares to be Issued Upon Exercise of the Warrants
Warrants outstanding at December 31, 2013	83,305,390	22,490,095
Exercised	(55,205,100)	(11,041,020)
Expired unexercised	(2,331,018)	(1,223,522)
Warrants outstanding at December 31, 2014	25,769,272	10,225,553
Addition of Gold Royalties' Warrants (note 4)	368,038	368,038
Issued (note 5 (b))	3,000,000	3,000,000
Expired unexercised	(108,750)	(108,750)
Warrants outstanding at September 30, 2015	29,028,560	13,484,841

A summary of the Company's warrants as of
September 30, 2015 are as follows:

	Number of Warrants on a Pre-consolidated Basis	Pre-Consolidated Exercise Price Per Warrant	Number of Warrants on a Post Consolidated Basis	Post-Consolidated Exercise Price Per Warrant	Shares to be Issued Upon Exercise of the Warrants	Adjusted Exercise Price Per Share	Expiry Date
SSL.WT.A	19,429,649	$1.00	–	–	3,885,930	$5.00	Oct. 19, 2015
	–	–	162,000	C$11.11	162,000	C$11.11	Oct. 28, 2015
	–	–	83,700	C$11.11	83,700	C$11.11	Nov. 29, 2015
	–	–	88,200	C$8.89	88,200	C$8.89	Dec. 6, 2015
	–	–	1,738	C$8.89	1,738	C$8.89	Dec. 6, 2015
	–	–	72,500	C$17.24	72,500	C$17.24	Feb. 28, 2016
	–	–	32,400	C$11.11	32,400	C$11.11	May 1, 2016
	–	–	1,155,873	C$13.79	1,155,873	C$13.79	Dec. 4, 2016
SSL.WT.B	–	–	5,002,500	$14.00	5,002,500	$14.00	Sep. 7, 2017
	–	–	3,000,000	$4.50	3,000,000	$4.50	Mar. 23, 2020
	19,429,649		9,598,911		13,484,841		

D   Restricted Share Rights

The Company has a restricted share plan (the "Restricted Share Plan") whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 2,800,000 RSRs.

During the nine months ended September 30, 2015, the Company granted 50,480 RSRs with a fair value of $0.2 million, a three year vesting term, and a weighted average grant date fair value of C$4.16 per unit. As at September 30, 2015, the Company had 619,935 RSRs outstanding.

E   Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Net (loss) income	$ (5,470)	$ 2,076	$ (18,097)	$ 8,907
Basic weighted average number of shares	118,218,267	117,573,079	117,922,428	111,169,043
Effect of dilutive securities				
▸ Stock options	–	769,040	–	1,454,401
▸ Warrants	–	619,804	–	7,163,918
▸ Restricted share rights	–	36,673	–	37,861
Diluted weighted average number of common shares	**118,218,267**	**118,998,596**	**117,922,428**	**119,825,223**

The Company has a net loss for the three and nine months ended September 30, 2015; however, the following lists the stock options and share purchase warrants that would have been included in the computation of diluted weighted average number of common shares if the Company had net earnings as they would have been dilutive:

	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Stock Options	379,635	566,633	1,142,855	1,796,633
Warrants	–	7,286,270	–	7,286,270
RSRs	–	294,332	5,876	314,666

8 INCOME TAXES

The income tax expense (recovery) differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	3 Months Ended Sep. 30, 2015		3 Months Ended Sep. 30, 2014		9 Months Ended Sep. 30, 2015		9 Months Ended Sep. 30, 2014	
(Loss) income before income taxes	$	(5,148)	$	2,253	$	(5,138)	$	8,709
Canadian federal and provincial income tax rates		26.0%		26.0%		26.0%		26.0%
Income tax (recovery) expense based on the above rates	$	(1,338)	$	586	$	(1,336)	$	2,264
Increase (decrease) due to:								
▶ Non-deductible expenses	$	132		126	$	387	$	348
▶ Permanent difference for gain on bargain purchase		–		–		–		(667)
▶ Change in deductible temporary differences		520		–		5,060		–
▶ Change in deferred taxes related to attributing taxable income from Barbadian subsidiary		–		–		8,060		–
▶ Difference between statutory and foreign tax rates		(457)		(601)		(1,592)		(1,726)
▶ Other		1,465		66		2,380		(417)
Income tax expense (recovery)	$	322	$	177	$	12,959	$	(198)

As a result of an ongoing assessment of the Company's assets held in foreign subsidiaries, during the three months ended June 30, 2015, the Company recognized a reduction of its deferred income tax assets relating to taxable income previously attributed to its Barbadian subsidiary. A corresponding non-cash income tax expense of $8.1 million was accordingly recognized. The assessment is complex in nature, and the reduction and corresponding expense represent management estimates. The Company's international transactions have not been reviewed by the Canada Revenue Agency, and should such transactions be reviewed no assurances can be given that the tax authority will concur with management's estimates.

9 ADMINISTRATION EXPENSES

The administration expenses for the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Corporate administration	$ 310	$ 487	$ 1,103	$ 1,055
Employee benefits and salaries	732	800	2,382	2,374
Professional fees	300	243	665	521
Depreciation	50	34	159	129
Administration expenses before share based compensation	$ 1,392	$ 1,564	$ 4,309	$ 4,079
Equity settled share based compensation (a non-cash expense)	548	488	1,810	1,337
Total administration expenses	$ 1,940	$ 2,052	$ 6,119	$ 5,416

10 SUPPLEMENTAL CASH FLOW INFORMATION

In $000s	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Change in non-cash working capital:				
▸ Trade receivables and other	$ 1,267	$ 212	$ (886)	$ (1,638)
▸ Inventory	–	275	–	–
▸ Trade and other payables	(234)	(651)	979	528
Net increase (decrease) in cash	$ 1,033	$ (164)	$ 93	$ (1,110)
Significant non-cash transactions:				
▸ Restructuring of mineral interest and loan receivable	$ –	–	$ 26,000	$ –
▸ Issuance of common shares for Gold Royalties acquisition (note 4)	–	–	4,281	–
▸ Issuance of warrants for Diavik royalty acquisition (note 5 (b))	$ –	$ –	$ 583	$ –

11 KEY MANAGEMENT COMPENSATION

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	3 Months Ended Sep. 30, 2015	3 Months Ended Sep. 30, 2014	9 Months Ended Sep. 30, 2015	9 Months Ended Sep. 30, 2014
Short-term employee salaries and benefits	$ 543	$ 591	$ 1,508	$ 1,670
Share-based payments	548	390	1,667	1,123
Total key management compensation expense	**$ 1,091**	**$ 981**	**$ 3,175**	**$ 2,793**

12 CONTRACTUAL OBLIGATIONS

A Gold Streams

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold [5, 6, 7]	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold [1, 2, 3, 4]
Aurizona	17%	$408
Bachelor Lake	20%	$500
Black Fox	8%	$518
Entrée Gold	6.76% on Hugo North Extension and 5.14% on Heruga	$220
Karma	25,000 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Santa Elena	20%	$357

1 *Subject to an annual inflationary adjustment except for Ming.*

2 *For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.*

3 *For the Entrée Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.*

4 *For the Santa Elena Gold Stream, the Company can purchase for a per ounce cash payment equal to (i) the lesser of $357 and the then prevailing market price of gold for the open-pit mine and (ii) the lesser of $357 and the then prevailing market price of gold until 50,000 ounces of gold have been delivered to Sandstorm (inclusive of ounces already received from open-pit production), at which time the on-going per ounce payments will increase to the lesser of $450 and the then prevailing market price of gold for the underground mine.*

5 *For the Entrée Gold and Silver Stream, percentage of life of mine is 6.76% on Hugo North Extension and 5.14% on Heruga if the minerals produced are contained below 560 metres in depth.*

6 *For the Entrée Gold and Silver Stream, percentage of life of mine is 10.15% on Hugo North Extension and 7.7% on Heruga if the minerals produced are contained above 560 metres in depth.*

7 *For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.5% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.75% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the on-going per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.*

In connection with the Karma Gold Stream, the Company has agreed, subject to certain financing conditions, to provide remaining upfront payments totaling $7.1 million. In addition, the Stream Syndicate has provided True Gold with an 18 month option to increase funding by up to $20.0 million whereby Sandstorm's commitment would be 25% of the increase.

In connection with the Bomboré royalty, Sandstorm has committed to providing up to an additional $5.0 million in royalty financing (remittable in cash and/or shares, subject to certain conditions) to Orezone on a draw down basis until January 27, 2017.

13 SEGMENTED INFORMATION

The Company's reportable operating segments, which are components of the Company's business where separate financial information is available and which are evaluated on a regular basis by the Company's Chief Executive Officer, who is the Company's chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the three months ended September 30, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 2,818	$ –	$ 1,031	$ 299	$ –	$ 1,488	$ 1,787
Bachelor Lake, Canada	1,751	–	780	927	–	44	971
Black Fox, Canada	1,529	–	715	1,062	–	(248)	814
Diavik Mine, Canada	–	1,370	–	1,342	–	28	2,054
Ming, Canada	481	–	–	507	–	(26)	481
Santa Elena, Mexico	2,476	–	795	1,503	–	178	1,681
Royalties [1]	–	1,661	–	2,416	–	(755)	1,963
Corporate	–	–	–	–	–	(5,857)	(1,517)
Consolidated	**$ 9,055**	**$ 3,031**	**$ 3,321**	**$ 8,056**	**$ –**	**$ (5,148)**	**$ 8,234**

1   *Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $0.7 million, in the United States of $0.5 million, and other of $0.5 million.*

For the three months ended September 30, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 3,785	$ -	$ 1,204	$ 353	$ -	$ 2,228	$ 2,581
Bachelor Lake, Canada	3,079	-	1,204	1,431	-	444	1,592
Black Fox, Canada	1,976	-	792	1,112	-	72	1,184
Ming, Canada	667	-	-	437	-	230	667
Santa Elena, Mexico	2,064	-	580	998	-	488	1,607
Royalties [1]	-	3,988	-	3,878	-	110	3,557
Corporate	-	-	-	-	-	(1,319)	(1,226)
Consolidated	**$ 11,571**	**$ 3,988**	**$ 3,780**	**$ 8,209**	**$ -**	**$ 2,253**	**$ 9,962**

1   Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, and Thunder Creek.
    Includes royalty revenue from royalty interests located in Canada of $1.8 million, in the United States of $0.6 million, and other of $1.6 million.

For the nine months ended September 30, 2015

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment of mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 10,194	$ -	$ 3,486	$ 1,013	$ -	$ 5,695	$ 6,708
Bachelor Lake, Canada	6,762	-	2,859	3,398	-	505	3,903
Black Fox, Canada	5,447	-	2,382	3,374	-	(309)	3,065
Diavik Mine, Canada	-	4,480	-	4,465	-	15	3,463
Ming, Canada	1,210	-	-	1,245	-	(35)	1,210
Santa Elena, Mexico	8,368	-	2,530	4,801	-	1,037	5,838
Royalties [1]	-	6,339	-	8,779	-	(2,440)	6,779
Other	-	-	-	-	(3,323)	(3,323)	-
Corporate	-	-	-	-	-	(6,283)	(5,135)
Consolidated	**$ 31,981**	**$ 10,819**	**$ 11,257**	**$ 27,075**	**$ (3,323)**	**$ (5,138)**	**$ 25,831**

1   Includes royalty revenue from Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, and Thunder Creek. Includes
    royalty revenue from royalty interests located in Canada of $2.5 million, in the United States of $1.5 million, and other of $2.3 million.

For the nine months ended September 30, 2014

In $000s	Sales	Royalty revenue	Cost of sales (excluding depletion)	Depletion	Impairment mineral interest	Income (loss) before taxes	Cash from operations
Aurizona, Brazil	$ 11,845	$ –	$ 3,755	$ 1,102	$ –	$ 6,988	$ 8,090
Bachelor Lake, Canada	9,879	–	3,821	4,542	–	1,516	6,058
Black Fox, Canada	5,535	–	2,207	3,100	–	228	3,328
Ming, Canada	1,933	–	–	1,255	–	678	1,933
Santa Elena, Mexico	5,035	–	1,388	2,398	–	1,250	3,832
Royalties [1]	–	9,779	–	8,616	(1,215)	(52)	9,060
Corporate	–	–	–	–	–	(1,899)	(5,927)
Consolidated	**$ 34,227**	**$ 9,779**	**$ 11,171**	**$ 21,013**	**$ (1,215)**	**$ 8,709**	**$ 26,374**

1   *Includes Bracemac-McLeod, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, and Thunder Creek. Includes royalty revenue from royalty interests located in Canada of $3.5 million, in the United States of $1.7 million, and other of $4.6 million.*

Total assets as of:

In $000s	September 30, 2015	December 31, 2014
Aurizona	$ 10,749	$ 21,602
Bachelor Lake	8,814	12,213
Black Fox	16,548	19,922
Diavik Mine	49,662	–
Entrée	42,493	42,493
Karma	17,934	14,456
Ming	13,194	14,440
Santa Elena	7,454	12,255
Royalties [1]	113,782	150,120
Other [2]	5,704	11,438
Corporate	121,836	132,131
Consolidated	**$ 408,170**	**$ 431,070**

1   *Includes Bracemac-McLeod, Coringa, Mt. Hamilton, Paul Isnard, Prairie Creek, Ann Mason, Serra Pelada, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Sao Francisco, Sao Vicente, Thunder Creek, Bomboré, and the Gold Royalties royalty portfolio.*

2   *Includes Summit and other.*

14 SUBSEQUENT EVENTS

A Yamana Silver Stream

On October 27, 2015, the Company acquired a Silver Stream on Yamana Gold Inc.'s ("Yamana") gold-silver Cerro Moro project, located in Santa Cruz, Argentina (the "Cerro Morro Project" or "Cerro Moro") and interim silver deliveries during years 2016 to 2018 from a number of Yamana's currently operating mines.

In acquiring the Yamana Silver Steam, the Chapada copper stream (refer to Chapada copper stream section) and a potential gold stream on the Agua Rica project, the Company agreed to upfront consideration consisting of a cash payment of $152 million, of which $4 million is payable in April 2016, and 15 million Sandstorm warrants. The warrants have a 5 year term, a strike price of $3.50 per Sandstorm common share and are exercisable upon achievement of specific milestones with respect to the construction of the Cerro Moro mine.

Under the terms of the Yamana Silver Stream, Sandstorm has agreed to purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

As part of the Yamana Silver Stream, during the year 2016 through 2018, Sandstorm has also agreed to purchase, for on-going per ounce cash payment equal to 30% of the spot price of silver, an amount of silver from:

i.   the Minera Florida mine in Chile equal to 38% of the silver produced (up to an annual maximum of 200,000 ounces of silver); and

ii. the Chapada mine in Brazil equal to 52% of the silver produced (up to an annual maximum of 100,000 ounces of silver).

If by January 1, 2019, the Cerro Moro processing facility has not averaged 80% of its daily nameplate production capacity over a 30-day period (the "Commencement of Production"), then Yamana´s producing El Peñon mine in Chile will provide a 24 month backstop until the Commencement of Production has begun. During the 24 month backstop, if applicable, Sandstorm will purchase, for on-going per ounce cash payments equal to 30% of the spot price of silver, an amount of silver equal to 16% of El Peñon´s silver production up to a maximum of 1.2 million ounces per annum.

B Chapada Copper Stream

On October 27, 2015, the Company acquired a copper stream on Yamana's open pit gold-copper Chapada mine located 270 kilometres northwest of Brasília in Goiás state, Brazil ("Chapada" or the "Chapada Mine"). Under the terms of the Yamana copper stream, Sandstorm has agreed to purchase, for on-going per pound cash payments equal to 30% of the spot price of copper, an amount of copper from Chapada Mine equal to:

i.   4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until Yamana has delivered 39 million pounds of copper to Sandstorm (the "First Chapada Delivery Threshold"); then

ii. 3.0% of the copper produced until, on a cumulative basis, Yamana has delivered 50 million pounds of copper to Sandstorm (the "Second Chapada Delivery Threshold"); then

iii. 1.5% of the copper produced thereafter, for the life of the mine.

If Cerro Moro has not achieved the Commencement of Production and Sandstorm has not received cumulative pre-tax cash flow equal to $70 million from the Yamana Silver Stream, then the First Chapada Delivery Threshold and the Second Chapada Delivery Threshold will cease to be in effect and Sandstorm will continue to purchase 4.2% of Chapada's payable copper production (up to an annual maximum of 3.9 million pounds of copper), until the earlier of Sandstorm having received cumulative pre-tax cash flow equal to $70 million, or Cerro Moro having achieved the Commencement of Production.

C   REVOLVING CREDIT FACILITY

On October 26, 2015, the Company amended its revolving credit agreement, allowing the Company to borrow up to $110 million (the "Revolving Loan") from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, and Canadian Imperial Bank of Commerce. The amounts drawn on the Revolving Loan remain subject to interest at LIBOR plus 3.00% – 4.25% per annum, and the undrawn portion of the Revolving Loan remains subject to a standby fee of 0.75% – 1.05% per annum, dependent on the Company's leverage ratio. On October 26, 2015 and as part of the Yamana transaction, the Company fully drew on its credit facility.

D   EQUITY FINANCING

On November 3, 2015 the Company completed a public offering of 10,087,800 units at a price of $2.85 per unit, for gross proceeds of $28.8 million. Each unit was comprised of one common share of the Company and one-half of one listed warrant. In connection with the offering, the Company paid agent fees of $1.4 million, representing 5% of the gross proceeds. The amount attributable to common shares was $27.1 million, with the remainder allocated to the warrants. As previously announced, the net proceeds from the public offering were primarily used to reduce the balance of the Company's Revolving Loan.